

July 11, 2013

Via E-mail
Lee Costerd
President and Chief Executive Officer
Wolverine Exploration Inc.
4055 McLean Road
Quesnel, British Columbia V2J 6V5

> **Re: Wolverine Exploration Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 28, 2013**
> **File No. 000-53767**

Dear Mr. Costerd:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Notice of annual and special meeting of stockholders

1.   Please revise or advise us why your preliminary proxy statement does not address Securities Exchange Act Rule 14a-21 for shareholder advisory votes on executive compensation and frequency of voting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): William Macdonald, Esq.